THE LAW OFFICE OF
CONRAD C. LYSIAK, P.S.
601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@lysiaklaw.com

July 20, 2015

Ms. Maryse Mills-Apenteng
Special Counsel
100 F Street, N.E.
Washington, D.C.  20549

RE:	HDS International Corp.
Revised Preliminary Information Statement on Schedule 14 C
File No. 000-53949

Dear Ms. Mills-Apenteng:

In response to your letter of comments dated July 17, 2015, please be advised as follows:

1.
We have deleted all reference to the previously contemplated Series C Preferred Stock.  The Company has determined no Series C Preferred shares will be designated or issued now or in the future with respect to Mr. Rauner, our president.  We were unable to locate the statement that, "have resolved the terms and conditions ….."  However that statement should have read, "…have NOT resolved the terms and conditions."  The estimated terms were never resolved and it has been determined that no Series C Preferred Shares will be issued now or in the future.

Yours truly,

The Law Office of Conrad C. Lysiak, P.S.

BY:	CONRAD C. LYSIAK
Conrad C. Lysiak

CCL: hdw

cc:  HDS International Corp.